 JONES & COMPANY
Real Estate Appraisal and Consulting
3156 Linnington Avenue
Los Angeles, California
(310) 475-1124 · Fax (310) 475-4494

March 1, 2002

Mr. Gary Engle
AFG Asit Corp.
450 Carillon Parkway, Suite 200
St. Petersburg, Florida 33716

Reference:             Limited Appraisal in a Restricted Report regarding The Estates at Rancho
Malibu, a proposed 46 unit detached residential subdivision, located on the east side of Encinal Canyon Road, roughly two miles north of Pacific Coast Highway, in unincorporated Los Angeles County, California.

Dear Mr. Engle:

In accordance with the request and authorization dated February 26, 2002, this letter is accompanied by a limited appraisal in a restricted report concerning the subject. The intended use of the appraisal is for internal valuation exclusively and may only be utilized for the client, and no other potential user. This is the restriction on use related to this specific appraisal assignment. This report is not being prepared for financing, or for any other purpose, only for internal valuation purposes for the client referenced above.

To develop the opinion of value as indicated herein, Jones & Company performed a limited appraisal as defined by the Uniform Standards of Professional Appraisal Practice (USPAP). This means the departure provision from Standard 1 of USPAP was invoked. Specifically, this report is provided in a restricted use format, whereby more specific information pertaining to our value estimates are retained in the work file and not incorporated as part of this report. We have utilized information provided by the client pertaining to cost details and have assumed this information is accurate. Lastly, we have utilized information from a market study report prepared by The Meyers Group regarding the subject site and retained in our files and have assumed the data is accurate.

Based on the research and analyses contained in the limited appraisal in a restricted report, we have concluded the market value "as is" of the fee simple interest in the subject property, as of February 28, 2002, was:

Eleven Million Dollars
$11,000,000

Thank you for the opportunity to be of service to you. We welcome any comments or questions regarding the content or opinions presented in the attached appraisal report.

Respectfully submitted,

/s/ Wesley Jones
Wesley Jones, MAI
California State Certification AG021591